Exhibit 99

News

RiT Joins the Dynamic Spectrum Management (DSM)
Development Consortium, Israeli Chief Scientist’s Cutting-
Edge New R&D Program

Multi-Disciplinary Forum to Develop Next-Generation Wireline DSL
Technology to Bring Fiber-like Data Rates to Copper Infrastructure

Tel Aviv, Israel – November 21, 2006 – RiT Technologies (Nasdaq: RITT) today announced that it will be part of the new Dynamic Spectrum Management (DSM) Consortium, a multi-disciplinary R&D effort aimed at developing advanced next-generation broadband technologies.

The goal of the consortium is to deliver new technologies that outperform today’s VDSL2, delivering fiber optic-like data transfer rates over copper wire infrastructure. As such, DSM will eliminate the need for replacing existing infrastructure with fiber optic cables, reducing the cost of providing streaming video, IPTV and other emerging ultra-high bandwidth services.

The consortium has been established as part of the Magnet R&D-encouragement program of Israel’s Chief Scientist, which will provide it with funding of $10 million over the next three years. Led by ECI Telecom (Nasdaq: ECIL), the consortium will include an interdisciplinary team of researchers provided by RiT Technologies, Actelis, Bezeq, Amethist, Telefonica I+D and several other European telecommunications operators, together with Bar Ilan University, the Technion, and Tel Aviv University.

“We are proud to be part of this prestigious development effort, and excited to take part in the creation of critically-needed next-generation solutions,” said Doron Zinger, CEO of RiT Technologies. “It is widely recognized that the main obstacle blocking DSL from faster data rates is the interference generated from different DSL lines operating within the same telephone cable binder. DSM promises to overcome this problem by optimizing the transmission within groups of pairs by dynamically canceling the interference between them. Our main contribution to the effort will be the technology for physically identifying the lines producing interference, a task that our expertise in physical layer intelligence makes us uniquely qualified to develop.”

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Oded Nachmoni
VP Marketing & Product Strategy
+972-3-645-5481
odedn@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4155 www.rittech.com